Exhibit 99.1

Document re Resolutions and Articles passed at Imperial Tobacco Group PLC’s Annual General Meeting held on 29 January 2008.

A copy of the above Resolutions together with two new Articles of Association approved at the meeting has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority Document Viewing Facility which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

The first Articles marked  “A” is with effect from 29 January 2008 and the second marked “B” with effect from 1 October 2008 or such later date as section 175 of the Companies Act 2006 shall be brought into force.

T M Williams

Deputy Company Secretary

Telephone 0117 963 6636

Copies of our announcements are available on our website:  www.imperial-tobacco.com